Mail Stop 4-6


      	January 6, 2005

R. Ramaraj
Chief Executive Officer and
Managing Director
Sify Limited
Tidel Park, 2nd Floor
No. 4 Canal Bank Road
Taramani, Chennai 600 113, India

	RE:	Sify Limited
		Registration Statement on Form F-3
		Filed December 7, 2004
		File No. 333-121047

		Form 20-F for fiscal year ended March 31, 2004
		File No. 0-27663

Dear Mr. Ramaraj:

	This is to advise you that we have limited our review of the above registration statement to matters relating to the status of your Form F-6, as well as the disclosure in your Form 20-F relating to your controls and procedures. Based on this limited review, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears that you will need to file a Form F-6 in order to register the underlying ADSs. Please advise us as to the timing of this document.

Form 20-K for fiscal year ended March 31, 2004

Item 15. Controls and Procedures.
2. We note your disclosure stating that management evaluated the effectiveness of the issuer`s disclosure controls and procedures "as of a date within 90 days of the filing date of this Annual Report on
Form 20-F ...."  Please note that although Rule 13a-15(b) permits the
evaluation of controls and procedures to occur within the 90-day period prior to the filing date of each report requiring certification, Item 15(a) of Form 20-F states that conclusions as to effectiveness must be "as of the end of the period covered by the report." In this regard, please advise whether management`s evaluation date was in fact as of the end of the period covered by your Form 20-F, or whether an alternative evaluation date was chosen.
Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of Item 15 of Form 20-
F.
3. Similarly, Rule 13a-15(d) requires disclosure of any change in internal control over financial reporting that occurred during "each of the issuer`s fiscal quarters, or fiscal year in the case of a foreign private issuer" rather than "subsequent to the date of their evaluation." Therefore, consistent with Rule 13a-15(d), please advise us whether there were any changes in internal control over financial reporting during the fiscal year covered in your Form 20-F. Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of Rule 13a-15(d).
4. Finally, we note your disclosure stating that there were no "significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation." Please note that with respect to a foreign private issuer, Rule 13a-15(d) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting.
Therefore,
consistent with Rule 13a-15(d), please advise us whether the registrant experienced any change in their internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over the year covered by the Form 20-F. Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of Rule 13a-15(d).

*    *    *    *

      No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      Direct questions to Robert Bell, Staff Attorney, at (202)
942-
1953, or me at (202) 942-1800.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	Stephen A. Martin
	Latham & Watkins LLP
	Fax (650) 463-3071
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R. Ramaraj
Sify Limited
Form F-3; File No. 333-121047
January 6, 2005
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